UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Bluon, Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> March 11, 2019

Physical Address of Issuer:

18 Bunsen, Irvine, CA 92618

Website of Issuer:

https://bluon.com/

Current Number of Employees:

34

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$13,145,316	$10,460,599
Cash & Cash Equivalents	$38,361	$3,043,971
Accounts Receivable	$132,981	$916,554
Current Liabilities	$6,973,059	$1,623,291
Long-Term Liabilities	$17,202,287	$9,285,733
Revenues/Sales	$5,687,661	$11,203,849
Cost of Goods Sold*	$4,324,298	$6,193,337
Taxes Paid	$0	$0
Net Income/(Loss)	$(20,098,899)	$(17,912,513)

*Cost of Revenue

TABLE OF CONTENTS


April 29, 2024

Bluon, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Bluon, Inc. ("**Bluon,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://bluon.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.


The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Bluon, Inc.
_____
(Issuer)

By:/s/Nick Jaros
_____
(Signature)

Nick Jaros
_____
(Name)

Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Capuciati
_____
(Signature)

Peter Capuciati
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/Devin Whatley
_____
(Signature)

Devin Whatley
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/Chanel Damphousse	
(Signature)	

Chanel Damphousse	
(Name)	

Director	
(Title)	

April 29, 2024	
(Date)	

/s/David Gordon	
(Signature)	

David Gordon	
(Name)	

Director	
(Title)	

April 29, 2024	
(Date)	

/s/Matthew Case	
(Signature)	

Matthew Case	
(Name)	

SVP	
(Title)	

April 29, 2024	
(Date)	

/s/Nick Jaros	
(Signature)	

Nick Jaros	
(Name)	

CFO	
(Title)	

April 29, 2024	
(Date)	

4

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2024

Bluon, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Bluon, Inc. was incorporated in the State of Delaware in March 2019. The Company offers various subscription based services to HVAC contractors and distributors that help improve industry efficiency.

The Company's website is https://bluon.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

DIRECTORS OF THE COMPANY

Director	Principal Occupation	Main Employer	Year Joined as Director
Peter Capuciati	CEO	Bluon, Inc.	2019
Devin Whatley	Managing Partner	Ecosystem Integrity Fund	2019
Matthew Case	Senior Vice President	Bluon, Inc.	2021
Chanel Damphousse	Partner	MKB Equity Partners	2021
David Gordon	Vice Chairman	Savills North America	2019

For three years of business experience, refer to Appendix A: Director & Officer Work History.

OFFICERS OF THE COMPANY

Officer	Positions Held	Year Joined
Peter Capuciati	CEO and President	2019
Matthew Case	Senior Vice President	2021
Danica Bunnett	COO	2019
Nicholas Jaros	CFO	2021

For three years of business experience, refer to Appendix A: Director & Officer Work History.

PRINCIPAL SEURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Ecosystem Integrity Fund III, LP	10,000 shares of Common Stock 746,001 shares of Series A Preferred Stock 162,345 shares of Series B Preferred Stock 456,891 shares of Series B-1 Preferred Stock 7,000 warrants to purchase Series B Preferred Stock	23.54%

BUSINESS AND ANTICPATED BUSINESS PLAN

For a description of our business and business plan, please refer to the attached Appendix B: Business Description & Plan.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

We have a limited operating history with our current business model related to monetizing the Bluon app upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new business model encounters.

The Company is still in an early phase with its current business model and we are just beginning to implement our business plan to monetize the Bluon software as a service. There can be no assurance that we will ever operate profitably. The likelihood of our success in monetizing the Bluon software and platform should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies launching relatively new business models. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of business factors, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our refrigerant business is currently our primary revenue producer and we are dependent on securing sufficient quota required to produce our product.

Our refrigerant business currently is the significant revenue source for the Company. Our refrigerant product requires us to obtain sufficient quota to produce our product for which we may not have control or access to obtain enough quota to meet our demand requirements. If we are unsuccessful in obtaining such quota, our business will be adversely affected. Additionally, in the event the Company sells the assets to the refrigerant business, the Company's revenues would be materially impacted.

If we are unsuccessful in adding subscribers to the Bluon Software, our revenue, financial results, and business may be significantly harmed.

We provide software to the HVAC industry to increase productivity of HVAC contractors, technicians and thousands of distributors. Our user's level of engagement and subscription rate will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging subscribers of our software services offered. If customers do not perceive our software, or services provided thereunder, to be useful, reliable, and trustworthy, we may not be able to attract or retain users. There is no guarantee that we will not experience an erosion of our active subscribers in the future.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time, similar to our launch of the Bluon app, platform and software as a service. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information, may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company 's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, province, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the province or state level. In particular, our refrigerant business is regulated by the Environmental Protection Agency (EPA). The ability to obtain quota to produce our refrigerant is determined by the EPA. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, reduced product availability, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state, province, and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, province, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, province, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We rely on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers, key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Moreover, our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A majority-in-interest of shareholders will exercise voting control.

As holders of a majority-in-interest of voting rights in the Company, certain shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, these shareholders may change the terms of the Amended and Restated Certificate of Incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. These shareholders may also make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the Company, and may never see positive returns.

Investors may be diluted in the future.

The Company may sell interests to additional investors, which will dilute the percentage interest of Investors in the Company. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of an Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of an Investor's interest in the Company.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

DESCRIPTION OF ISSUER'S SECURITIES

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B Preferred Stock	2,058,755	1,368,545	Yes
Series B-1 Preferred Stock	843,386	843,386	Yes
Series A Preferred Stock	1,121,303	1,121,303	Yes
Class A Non-Voting Common Stock	250,000	0	No
Common Stock	6,400,000	769,402	Yes

Class of Security	Securities Reserved for Issuance Upon Exercise or Conversion
Warrants	709,176*
Options	1,061,286

*See Footnote (n) below under Rights of the Securities

Class of Security	Amount Funded as of date of Form C-AR
Simple Agreement for Future Equity	$1,700,000

Rights of the Securities:

(a) Holders of the Common Stock have a right to elect two (2) directors of the Company;

(b) So long as 275,000 shares of Series A Preferred Stock are outstanding, the holders of Series A Preferred Stock have a right to elect one (1) director of the Company;

(c) So long as 229,988 shares of Series B Preferred Stock are outstanding, the holders of Series B Preferred Stock have a right to elect one (1) director of the Company;

(d) Original Issue Price shall mean (i) $5.361922 per share for each share of Series A Preferred Stock; (ii) $18.4792 per share for each share of Series B Preferred Stock; and (iii) $14.7834 per share for each share of Series B-1 Preferred Stock;

(e) Preferred Stockholders (defined collectively as Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock) have the right to receive dividends equal to 8% per annum of the applicable Original Issue Price;

(f) Preferred Stockholders have a Liquidation Preference equal to Original Issue Price for each series of Preferred Stock, plus any dividends declared but unpaid;

(g) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment;

(h) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering that results in gross proceeds to the Company of at least $30,000,000;

(i) Protective provisions for Preferred Stockholders so long as 639,989 shares of Preferred Stock remain outstanding;

(j) Investors are a party to the Amended and Restated Voting Agreement, Amended and Restated Investor Rights Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement as entered into by and among the Company and the Company's stockholders;

(k) The Company is a party to a certain Amended and Restated Voting Agreement under which the Company, Preferred Stockholders and certain other key stockholders have agreed to, among other things (i) voting provisions related to the Board of Directors; (ii) voting provisions to increase the authorized Common Stock of the Company and (iii) a drag-along right;

(l) The Company also is a party to a certain Amended and Restated Investors' Rights Agreement under which the Company agreed, among other things, to provide (i) registration rights, (ii) restrictions on transfer, (iii) certain information and inspection rights, (iv) right of first offer, and (v) observer rights to specified holders;

(m) The Company also is a party to a certain Amended and Restated Right of First Refusal and Co-Sale Agreement under which the Company and certain investors agreed to, among other things (i) a right of first refusal, (ii) a right of co-sale, and (iii) prohibited and exempt transfers;

(n) The Company has three classes of outstanding warrants: (i) 432,639 warrants to purchase Common Stock, (ii) 50,042 warrants to purchase Class A Non-Voting Common Stock; and (iii) 226,495 warrants to purchase Series B Preferred Stock; and

(o) The Company has issued SAFEs pursuant to an ongoing offering. The terms of the SAFE provide for a $110,000,000 valuation cap and also offer a 20% discount. The SAFEs shall automatically convert upon an Equity Financing by the Company in which the Company receives at least $3,000,000 in proceeds. Additionally, if the Company does not conduct an Equity Financing by December 31, 2024, the SAFE holders shall have the option to convert into a number of shares of the Company's Series B Preferred Stock equal to the purchase amount divided by $18.4792, subject to the receipt of requisite board and stockholder approvals.

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities acquired in the Regulation CF offering, and may never see positive returns.

OUTSTANDING DEBT

As of the date of this Form C-AR, the Company has the following debt outstanding:

Loan

Lender	Transamerica Life Insurance Company
Issue date	09/20/21
Amount	$9,000,000.00
Outstanding principal plus interest	$10,320,986 as of 03/31/2024
Interest rate	12.0% per annum
Maturity date	09/20/25
Current with payments	Yes

Loan

Lender	Transamerica Life Insurance Company
Issue date	3/30/23
Amount	$6,000,000.00
Outstanding principal plus interest	$6,000,000.00 as of 3/31/2024
Interest rate	8.0% per annum
Maturity date	09/20/25
Current with payments	Yes

Amended and Restated Loan and Security Agreement: Increased Commitment under the Loan and Security Agreement to $19,000,000 from the original $9,000,000.

Material Terms:

(i) Interest rate of 3-month SOFR plus 4% (subject to an 8% all-in floor), which shall accrue and be paid in cash on a quarterly basis in arrears.

(ii) MOIC Requirements.

(iii) Penalties for additional warrant issuances if the Company does not have specified amounts of capital by specified dates.

(iv) Affirmative and Negative Covenants.

(v) The Loan also requires, among other things, the possible future issuance of additional warrants and mandatory prepayment of principal.

PREVIOUS OFFERINGS OF SECURITIES

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
Feb-21	Section 4(a)(2)	SAFE	$4,125,000	General operations
Sep-21	Regulation D, Rule 506(b)	Convertible Note	$8,335,000	General operations
Dec-21	Regulation D, Rule 506(b)	Preferred stock	$17,000,013	General operations
Apr-23	Regulation D, Rule 506(b)	Preferred stock	$6,599,994	General operations
Jun-23	Regulation D, Rule 506(c)	Preferred stock	$1,100,006	General operations
Aug-23	Regulation CF	Preferred stock	$330,924	General operations

Date	Exemption	Security Type	Amount Issued	Use of Proceeds
5/2021	Section 4(a)(2)	SAFE	N/A*	N/A
7/2021	Section 4(a)(2)	Options	12,500	N/A
9/2021	Section 4(a)(2)	Common Warrants	37,659	N/A
12/2021	Section 4(a)(2)	Preferred Stock	N/A**	N/A
4/2022	Section 4(a)(2)	Common Warrants	75,000	N/A
12/2022	Rule 701	Options	642,898	N/A
2/2023	Section 4(a)(2)	Common Warrants	96,631	N/A
2/2023	Section 4(a)(2)	Class A Warrants	112,200	N/A
4/2023	Section 4(a)(2)	Series B Warrants	217,397	N/A
6/2023	Section 4(a)(2)	Series B Warrants	23,098	N/A
9/2023	Section 4(a)(2)	Common Warrants	171,897	N/A
1/2024	Section 4(a)(2)	SAFEs	$1,700,000	General Operations

*Cancellation of previously issued SAFEs in exchange for the issuance of $4,125,000 in Convertible Notes
**Conversion of outstanding Convertible Notes into 843,386 shares of Series B-1 Preferred Stock

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the unaudited financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of approximately $904,254 in cash and cash equivalents.

Historical Results of Operations

- *Revenues.* For the period ended December 31, 2023, the Company had revenues of $5,687,661 compared to the year ended December 31, 2022, when the Company had revenues of $11,203,849.

- *Assets.* As of December 31, 2023, the Company had total assets of $13,145,316. As of December 31, 2022, the Company had $10,460,599 in total assets.

- *Net Loss.* The Company has had net losses of $20,098,899 and net losses of $17,912,513 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $24,175,347 for the fiscal year ended December 31, 2023 and $10,909,024 for the fiscal year ended December 31, 2022.

Liquidity and Capital Resources

In July 2023, the Company completed an offering pursuant to Regulation CF and raised $330,924 The Company also has an ongoing capital raise and has raised $1,700,000 to date through the issuance of SAFEs.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) A shareholder of the Company who is also a member of management, is also a shareholder of Bionatus, LLC ("Bionatus"), an incubator company. Transactions between the Company and Bionatus consist of general business services, primarily related to payment of shared overhead, rent, software and consulting services. Payments for these shared services are owed monthly to Bionatus and were approximately $742,265 and $1,085,000 for the years ended December 31, 2023 and 2022, respectively, for these services. Under the contractual agreement between the Company and Bionatus, no amounts are required to be paid to provide Bionatus with financial support for ongoing operations. Additionally, a board advisor of Bionatus periodically provides legal services to the Company.

(b) In 2013, a shareholder of the Company was granted royalties on the Company's proprietary refrigerant and main product, in the amount of $0.75 per pound sold by the Company in exchange for research and development services provided, until $500,000 in royalties is paid, after which royalties will be 6% of gross profits. This threshold was met in late 2021. Royalties were approximately $106,355 and $327,000, respectively, for the years ended December 31, 2023 and 2022 and $158,352 and $52,000 were owed to this shareholder for royalties as of December 31, 2023 and 2022, respectively.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 29, 2024

Bluon, Inc.

bluon®

BALANCE SHEET
as of December 31, 2023

ASSETS

Current Assets:		
Cash and cash equivalents	$	38,362
Accounts Receivable	$	132,982
Inventory	$	4,447,789
Prepaids and other current assets	$	3,792,422
Total current assets	$	8,411,554
Fixed assets, net	$	392,029
Intangible assets, net	$	2,655,729
Right-of-use asset	$	1,613,103
Deposits	$	72,902
Total assets	$	13,145,316

LIABILITIES AND EQUITY

Current liabilities:		
Accounts payable	$	1,417,865
Accrued liabilities	$	4,801,514
Deferred Revenue	$	519,476
Lease liabilities	$	234,204
Total current liabilities	$	6,973,060
Long-term liabilities:		
Venture Debt, net	$	15,821,324
Lease liabilities	$	1,380,964
Total liabilities	$	24,175,348
Equity:		
SAFE	$	1,350,000
Common stock	$	204,700
Preferred equity	$	43,491,743
Additional paid-in capital	$	13,070,300
Retained earnings	$	(49,047,875)
Net income	$	(20,098,899)
Total equity	$	(11,030,031)
Total liabilities and equity	$	13,145,316

Profit and Loss

as of December 31, 2023

INCOME	Total
Total Revenue	5,687,662
Total Cost of Goods Sold	<u>4,324,298</u>
Gross Profit	1,363,364
EXPENSES	
Payroll	9,328,711
T&E	850,184
Marketing	1,818,673
Legal	278,334
Consultants	4,923,397
Occupancy	518,692
Software & Subscriptions	811,050
Insurance	172,363
Other Misc	<u>518,489</u>
Total Expenses	19,219,893
NET OPERATING INCOME	(17,856,529)
OTHER INCOME	142,190
OTHER EXPENSES	2,384,560
NET OTHER INCOME	(2,242,370)
NET INCOME	(20,098,899)

Statement of Cash Flows

as of December 31, 2023

OPERATING ACTIVITIES	
Net Income	(20,098,899)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	783,541
Inventory	(2,212,073)
Accrued Revenue	(32,851)
Prepaids	266,478
Deferred Expenses	(3,514,595)
Accounts Payable	1,003,074
Accrued Expenses	3,804,175
Deferred Revenue	519,476
Payroll Liabilities	(3,012)
ST Lease Liability	26,057
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	640,270
Net cash provided by operating activities	**(19,458,630)**
INVESTING ACTIVITIES	
Fixed Assets	84,110
Deposits	(31,517)
Lease ROU	(1,407,984)
Intangibles	379,209
Net cash provided by investing activities	**(976,181)**
FINANCING ACTIVITIES	
Venture Debt	6,535,591
LT Lease Liability	1,380,964
SAFE	1,350,000
Common Stock	47,620
Preferred Equity	8,011,102
Additional Paid-In Capital	108,570
Net cash provided by financing activities	17,433,847
Net cash increase for period	(3,000,964)
Cash at beginning of period	3,044,003
Cash at end of period	**43,039**

APPENDIX A
Director & Officer Work History
(Attached)

Contact

www.linkedin.com/in/danica-bunnett-6478b3123 (LinkedIn)

Top Skills

Customer Service
Microsoft Office
Microsoft Excel

Honors-Awards

Soroptmist Violet Richardson Award
Soroptimist Women of Distinction Award

Danica Bunnett

Chief Operating Officer at Bluon
Irvine, California, United States

Summary

Danica pulls from her background in human-centered design and engineering to help grow and scale Bluon. She brings a fresh perspective and unmatched enthusiasm to improve the execution and operational capabilities across the business.

Danica is a graduate of Stanford University with a Bachelor's in Product Design. As a Lake Tahoe native with deep connection to the outdoors, Danica has always had a strong interest in sustainable technologies and improving the world through innovation.

Experience

Bluon

6 years 1 month

Chief Operating Officer
July 2021 - Present (2 years)

Vice President
April 2020 - Present (3 years 3 months)

Director of Operations
2018 - April 2020 (2 years)
Irvine, CA

Oversees and guides all operations, production and marketing efforts, seeks out new opportunities and innovations through analysis of current operations and business procedures, creates and implements actionable plans to achieve and surpass company-wide goals and initiatives, works to prioritize and allocate work within the organization in order to ensure efficiency, cohesive communication, profitability and growth.

Technology and Development Co-op
June 2017 - 2018 (1 year)

Oversaw production and testing of flagship product to determine adjustments needed in support of energy efficiency initiatives, analyzed and collected data

for mobile app database, authored and designed educational resources used to instruct a team of more than 300 technicians on installation, developed marketing content and IP targeting strategies.

Bionatus, LLC
Sr. Consultant
January 2020 - Present (3 years 6 months)
Irvine, California, United States

Danica helps manage, operate and grow the Bionatus portfolio companies. She brings a fresh perspective and unmatched enthusiasm to improve the execution and operational capabilities across each business. Additionally, Danica manages the shared services team of Bionatus employees ranging from marketing to logistics to production.

Stanford University Graduate School of Business
Head Teaching Assistant
September 2017 - June 2018 (10 months)

• Head teaching assistant for GSB marketing course MKTG 574 : Humor Serious Business with Jennifer Aaker and Naomi Bagdonas : https://www.humorseriousbusiness.com/
• Managed a team of 10+ to design, create and execute course content.
• Made out of the box BIG ideas actionable, by breaking them up into smaller tasks for the team and setting clear and actionable goals.
• Managed and created content for The Humor Bootcamp, an alumni course for over 2,500 participants.
• Led research project in developing typologies of humor.

GSB MKTG 346 : Humor Serious Business with Jennifer Aaker and Naomi Bagdonas : https://www.humorseriousbusiness.com/

Stanford Women in Design (SWID)
Co-President
January 2017 - January 2018 (1 year 1 month)
Stanford, CA

Design for America
Project Lead
October 2015 - July 2017 (1 year 10 months)
Stanford, CA

Utilized design thinking process skills developed in 40+ hours of training to create a web-based directory of resources and processes associated with sexual violence.

Education

Stanford University

B.S., Product Design (Mechanical Engineering)

Contact

www.linkedin.com/in/peter-capuciati-9625b4206 (LinkedIn)

Peter Capuciati

Chairman & CEO at Bluon, Inc.

Laguna Beach, California, United States

Experience

Bluon

Founder + Chief Executive Officer

May 2014 - Present (9 years 2 months)

Irvine, California, United States

As Chairman and CEO, Peter is responsible for the overall vision and business strategy of Bluon. Peter's unique "bi-lingual" background, as a nuclear physicist from Columbia University and a seasoned entrepreneur with decades of experience navigating over $20B in deals, gives him a truly unique perspective to fully understand both the technical and business sides of the company.

Bionatus, LLC

Founder and CEO

June 2016 - Present (7 years 1 month)

Irvine, California, United States

Peter is the CEO and founder of Bionatus LLC. Peter and his partners founded Bionatus LLC as an innovative venture studio, before the term venture studio was created. Bionatus is a unique investment holding company which provides management and shared services to its portfolio entities.

Savills North America

24 years 2 months

Executive Vice President

August 1991 - September 2015 (24 years 2 months)

New York, United States

Founded the Corporate Services Group at Studley (Now Savills)

Exec Vice President

June 1992 - June 2014 (22 years 1 month)

New York, New York, United States

Peter founded and created Studley's (now Savill's) Corporate Services Group "CSG" which effectively changed the way in which commercial real estate tenant rep consultants added value to large Fortune 500 companies. CSG provided a comprehensive approach to site selection, design + development,

innovative financing and unique, special purpose deal structures to materially decrease overall occupancy expense and the resulting impact to key financial metrics.

Education

Columbia University in the City of New York

Bachelor of Applied Science - BASc, Engineering Physics/Applied Physics · (September 1988 - June 1992)

Contact

www.linkedin.com/in/matt-case-986199a7 (LinkedIn)

Top Skills

Chemical Engineering
Marketing Strategy
Sales

Matt Case

SVP of Growth - Bluon
Newport Beach, California, United States

Experience

Bluon
SVP of Growth
January 2017 - Present (6 years 6 months)

Bionatus
President
October 2016 - Present (6 years 9 months)

Bionatus, LLC, focuses on developing breakthrough scientific discoveries into successful end-stage businesses with significant global impact.

Strathspey Crown LLC
Director
May 2014 - June 2016 (2 years 2 months)

Education

University of Louisville - J.B. Speed School of Engineering, Bioengineering Department
Engineer's Degree, Chemical Engineering · (2009 - 2014)

Contact

www.linkedin.com/in/
chaneldamphousse (LinkedIn)

Top Skills

Private Equity
Corporate Finance
Sustainable Energy

Languages

English (Native or Bilingual)
French (Native or Bilingual)

Chanel Damphousse

Partner, MKB
Greater Montreal Metropolitan Area

Summary

Contributing to the clean energy and transportation transformation
of our generation through private investments in growth stage
companies.

―――――

Experience

MacKinnon, Bennett & Co.
Partner
February 2013 - Present (10 years 5 months)
Montreal, Canada Area

MKB is a growth equity firm contributing to the acceleration of clean energy
and clean transportation. By investing in and helping to scale innovative
technologies and business models, we support companies that shape a better
tomorrow.

Raptor Maps — Solar Software
Board Member
March 2022 - Present (1 year 4 months)

Bluon
Board Member
January 2022 - Present (1 year 6 months)
Irvine, California, United States

Sense
Board, Observer
November 2019 - Present (3 years 8 months)
Greater Boston Area

Communauto
Board, Observer
January 2017 - Present (6 years 6 months)
Montreal, Canada Area

Public Services and Procurement Canada | Services publics et Approvisionnement Canada
Analyst, Real Estate
May 2008 - February 2013 (4 years 10 months)
Ottawa, Canada Area

Habitat for Humanity International
Housing Microfinance
2011 - 2011 (less than a year)

Pratt & Whitney
Analyst, Cost Management
2007 - 2008 (1 year)

Education

Université de Montréal - HEC Montréal
Master of Science (M.Sc.), Financial Economics · (2010 - 2012)

The London School of Economics and Political Science (LSE)
Environmental Economics & Sustainable Development · (2011 - 2011)

University of Ottawa
BComm, Finance · (2004 - 2008)

NEOMA Business School
BComm exchange · (2006 - 2006)

Contact

www.linkedin.com/in/david-gordon-42a163b (LinkedIn)
www.studley.com (Company)

David Gordon

Vice Chairman at Savills North America
Los Angeles, California, United States

Experience

Savills North America
Vice Chairman
August 1985 - Present (38 years 9 months)
Greater Los Angeles Area

_____

Education

UCLA
BA, English · (1981 - 1985)

Contact

www.linkedin.com/in/nicholasjaros
(LinkedIn)

Top Skills

Budgeting & Forecasting
Financial Reporting
Investment Banking

Languages

English (Full Professional)
Spanish (Professional Working)

Publications

Pura Healthcare: An overview of the medical tourism industry in Costa Rica and the impact of the Affordable Care Act

Nick Jaros

CFO at Bluon
Irvine, California, United States

Experience

Bluon
CFO
April 2021 - Present (2 years 3 months)

LUMINAS Energy
Advisor
April 2021 - Present (2 years 3 months)

Bionatus, LLC
Advisor
April 2021 - Present (2 years 3 months)

StockX
Director Of Payments & Business Development
2018 - April 2021 (3 years)
Greater Detroit Area

Rock Ventures LLC
Portfolio Associate
January 2017 - July 2018 (1 year 7 months)
Greater Detroit Area

JPMorgan Chase & Co.
Commercial Credit Analyst
2015 - 2017 (2 years)
Detroit, Michigan, United States

Peninsula Capital Partners LLC
Analyst
2014 - 2014 (less than a year)

Education

Central Michigan University

Bachelor of Science (B.S.), Finance and International Business

Contact

www.linkedin.com/in/devin-
whatley-62245716 (LinkedIn)
ecosystemintegrity.com/
(Company)

Top Skills

Venture Capital
Financial Analysis
Sustainability

Devin Whatley

Managing Partner at the Ecosystem Integrity Fund
San Francisco Bay Area

Summary

Devin Whatley is a Managing Partner at the Ecosystem Integrity Fund, where he leads deal structuring, negotiations, and fund operations, and works closely with the portfolio companies. He has been dedicated to environmental sustainability for more than 25 years and in particular the application of sustainability in technology and commerce.

Devin serves as a director on the boards of Flying Embers, EV Connect, Bluon, Synova, Complete Solar, ThinkIQ, Ride1Up, and Unagi. He is formerly a board member of KeVita, OneEnergy Renewables, Pegasus Solar, and Lumigrow, and was also a board observer at Zep Solar, CleanFund, and SynchroNet.

Devin has an MBA from Wharton and was a CFA Charterholder. He graduated Magna Cum Laude and Phi Beta Kappa from UCLA's Honors Division where he was both an Alumni Scholar and Regents' Scholar, earning a degree in East Asian Studies with a Business Emphasis.

———

Experience

Ecosystem Integrity Fund
Managing Partner
2010 - Present (13 years)

Sustainability-focused venture capital fund

Ride1UP
Board Member
2022 - Present (1 year)
San Diego, California, United States

Unagi Scooters
Board Member
2021 - Present (2 years)

Oakland, California, United States

ThinkIQ
Board Member
2020 - Present (3 years)
Irvine, California, United States

Bluon Solutions
Board Member
2019 - Present (4 years)
Irvine, California, United States

Flying Embers Hard Kombucha
Board Member
2017 - Present (6 years)
Ventura, California, United States

EV Connect
Board Member
2018 - Present (5 years)
Los Angeles, California, United States

Complete Solar
Board Member
2014 - Present (9 years)

Technology-enabled residential solar company

SYNOVA POWER
Board Member
2012 - Present (11 years)

Waste-to-energy project developer

Pegasus Solar
Board Member
2017 - 2022 (5 years)
San Francisco Bay Area

LumiGrow, Inc.
Board Member
2015 - 2021 (6 years)

LED lighting for indoor agriculture

OneEnergy Renewables
Board Member
2014 - 2019 (5 years)

Utility-scale solar project developer

CleanFund Commercial PACE Capital, Inc.
Board Observer
2014 - 2017 (3 years)

Provider of PACE (Property Assessed Clean Energy) financing for commercial

properties

KeVita
Board Member
2011 - 2016 (5 years)

Sparkling probiotic beverages, kombuchas, and tonics

SynchroNet Marine, Inc.
Board Observer
2012 - 2015 (3 years)

Shipping logistics efficiency

iVeridis
Board Observer
2011 - 2015 (4 years)

B to B matching platform for sustainability goods and services

Zep Solar
Board Observer
2010 - 2013 (3 years)
San Rafael, CA

Solar mounting hardware technology

Aquillian Investments
Partner
2008 - 2010 (2 years)

Capital advisory firm focused on environmental sustainability, clean

technology, and natural resources

Accessor Capital Management
Regional Director

2006 - 2008 (2 years)

Mutual fund company

Casa Barranca Winery
General Manager / Entrepreneur-in-Residence
2004 - 2006 (2 years)

Boutique organic winery on California's Central Coast

Sava Natural Foods
Founder and CEO
2000 - 2004 (4 years)

Gourmet, organic packaged food company based in Los Angeles, CA

Film Production
Free-lance Producer of Films, TV Commercials, and Music Videos
1993 - 2000 (7 years)

Music Video credits include: Alice in Chains, Cyndi Lauper, Creed, The B-52's, The Bee-Gee's, Motley Crue

TV Commercial credits include: Black and Decker, Maytag, Toys 'R' Us, Schweppes, Addidas

Film credits include: The Social Disease (1996 Slamdance Film Festival), Albino Alligator (1996 Miramax Films)

———

Education

University of Pennsylvania - The Wharton School
MBA · (2009 - 2011)

UCLA
BA, East Asian Studies, Business · (1987 - 1991)

APPENDIX B
Business Plan and Description
(Attached)

Bluon boasts a one-of-a-kind proprietary equipment & cross reference parts database. The Bluon business plan is to enable industry efficiency by offering subscription based access to our database and surrounding features as well as by integrating directly into existing industry software.

bluon

HVAC Contractors

Bluon's proprietary assets have been created to directly combat the skilled labor shortage and lack of productivity in HVAC Contractors.

Bluon's data and support saves technicians hours every week, by providing technical information they need - when they need it.

An average HVAC technician wastes 100's of hours every year hunting for information and answers to technical questions.

BLUON Is uniquely qualified to solve industry productivity challenges   **bluon**

Proprietary Equipment & Cross Reference Parts Database

Only Database of It's Kind



200+ OEM Brands

90% Equipment Coverage

450,0000 Model# Families

20M Extended Model #s

5M Unique Parts

60M Part Cross References

✓ Original Manuals

✓ Wiring Diagrams

✓ Troubleshooting Guides

✓ Parts list (BOMs)

✓ Parts Specs

✓ Part Cross References

BLUON Is uniquely qualified to solve industry productivity challenges

Proprietary A.I. Support – *Master Mechanic*™

Industry's first and only viable A.I. for tech support

- AI tools are only as good as their source data set
  - chatGPT doesn't have the same HVAC lexicon or nuance as Master Mechanic
- Bluon has taken and transcribed **100,000+** live support calls
  - Answered by 30 of the industry's best service technicians over 5 years
  - 92% 5-star ratings from techs calling in
  - Direct problem solving giving practical solutions for the field
- **This is what makes it proprietary and very difficult replicate**



110,000
Questions answered by our A.I. in first 5 months

3

BLUON BUSINESS MODEL - **CONTRACTORS**

Increasing Contractor / Technician Productivity

bluon FOR BUSINESS

Delivering proprietary data & support when needed



https://bluon.com/contractors.html

No more hunting for manuals or schematics

No more waiting on hold for hours to get tech support

No more Service Managers answering tech support calls all day

No more dependency on distributors to find replacement parts

✓ Saves every tech **HOURS**, every week

✓ Creates additional billable hours

✓ Makes back-office staff and management more productive

4

CONTRACTOR CHANNELS – DIRECT SAAS

bluon

Direct Contractor Channel

Sell Bluon for Business Direct to Contractors

Subscription Service for Contractors

- **Technicians:** unlimited access to the App w/ cross reference data and Live Tech Support
- **Contractors and staff:** access to a web enabled, desktop platform
  - Same info on the app PLUS key administrative functions



	Bluon *For Business* For Office + Techs — App to empower techs in the field + desktop to super-charge the back office
Model Views BOMs, Manuals, & Specs	✓
Master Mechanic A.I. Access	✓
Live Tech Support Access	✓
Replacement Part Data	✓
Team Management + Training Insights	✓

CONTRACTOR CHANNELS – INTEGRATED SAAS

bluon

Indirect Contractor Channels

Integrate Within Existing FSM Platforms

- Bluon's data and A.I. will be directly accessible within FSM platforms
- Rapidly increasing adoption via direct integration & 2 GTM approaches
  - **Native feature** → Available to ALL users on the FSM platform
  - **Add-on feature** → Available to user's who purchase the add-on



HVAC Distributors

Bluon's proprietary database is uniquely valuable for Distributors and their replacement parts business.

With millions of unique part #'s no distributor carries even a small percentage of them. They do carry compatible parts, which historically required research to cross reference.

Bluon's data creates the first digital road map to translate demand directly into available inventory – thus enabling eComm at scale!

POWER OF INTELLIGENT DATA - **DISTRIBUTORS**
Making eCommerce part sales viable!



- **With current eCommerce, finding compatible parts is near impossible!**
    - Technicians typically don't know the exact part# they need and need help
    - Distributors don't sell the exact part, but may have a compatible part
    - Making the sale dependent on counter staff, their research + industry knowledge

- **Enter Bluon!**
    - **Bluon's database can easily guide the buyer to all known compatible parts**
    - All they need to know: Model# being worked on or Part# in their hand
    - Removing the need for skilled counter staff + enabling **true** eCommerce

BLUON BUSINESS MODEL - **DISTRIBUTORS**
Transform Distributor's ERP + eCommerce with intelligent data

bluon

- **Empower HVAC Distributors with Bluon's database**

- **Translate customer needs into distributor inventory**

- Enable contractors to easily find what they need
  - Search by Model# → See original parts → See compatible parts
  - Search by Part# → See compatible parts
- Create effective counter staff without huge knowledge requirements
  - Empower ERP systems with BOMs and part cross references

- **Sell far more parts!**



9